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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

____________________________________________
                                             :
In the Matter of                             :         CERTIFICATE
                                             :             of
CONSOLIDATED NATURAL GAS COMPANY             :         NOTIFICATION
Pittsburgh, Pennsylvania                     :
                                             :            NO. 36
File No. 70-6306                             :         ____________
                                             :
(Public Utility Holding Company Act of 1935) :         TRANSACTIONS
____________________________________________ :         DURING PERIOD

                                                       July 1, 1995
                                                           through
                                                     September 30, 1995


TO THE SECURITIES AND EXCHANGE COMMISSION:

	By Order dated June 7, 1979 (HCAR No. 21089), as amended by Supplemental Orders dated February 12, 1982, July 9, 1982, November 14, 1983, November 26, 1984, March 20, 1986, November 9, 1989, and November 30, 1994 (HCAR Nos. 22388,
22571, 23114, 23497, 24053, 24982 and 26174, respectively) in the above captioned proceedings, the Securities and Exchange Commission ("Commission") permitted the Declaration of Consolidated Natural Gas Company ("Consolidated") to become and remain effective, thereby authorizing Consolidated to issue and sell up to 3,255,404 shares (adjusted for two stock splits) of its authorized but unissued Common Stock, $2.75 par value, to Society Bank (successor to AmeriTrust Company National Association) ("Agent"), the agent for
Consolidated's common stockholders participating in its Dividend Reinvestment Plan ("DRP"), and issue up to 744,596 shares (adjusted for two stock splits) to the Trustees of its Employee Stock Ownership Plan (ESOP).


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	This Certificate is filed pursuant to Rule 24 as a notification that all shares allocated to the DRP under this proceeding have been issued.
	During the period there were no shares issued to the ESOP Trustees. Thus as of the date hereof, 133,251 shares allocated to the ESOP under this proceeding remain unissued.
	The "past-tense" opinion required by paragraph F(2) of the instructions as to exhibits for Form U-1 will be filed when all of the transactions authorized pursuant to said Orders have been consummated.

			CONSOLIDATED NATURAL GAS COMPANY



			By  J. M. Hostetler
			    Its Attorney


Dated this 31st day
of October, 1995